SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tariff adjustment – Copel Distribuição

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), in compliance with the provisions of CVM Instruction 358/2002, hereby informs its shareholders and the market in general that the Brazilian Electricity Regulatory Agency (Aneel), authorized today, at its 21nd Ordinary Public Meeting, the Copel Distribuição’s tariff adjustment with an average effect of 3.41% to customers, composed of the following items:

The Portion B, which includes operating costs, annual fees, remuneration and depreciation,  represented 1.12% of the composition of the tariff adjustment, and reflects, mainly, the IPCA (National Index of Price to the Ample Consumer) readjustment of the reference period (4.66%) plus the positive effect of 1.00% of the "X Factor".

The Portion A, which includes charges, transport and power costs, represented a reduction of 3.08% in the composition of the tariff adjustment due, especially, reduction of sector charges of the Energy Development Account (CDE), related to the loan made by the federal government in 2014 and 2015 with public and private banks to rebalance the system.

The inclusion of the financial components in the current process is due, in particular, to the transfer of energy purchase costs above the tariff coverage in the previous period.

The adjustment will be applied in full to Copel Distribuição's tariffs as of June 24, 2019.

Curitiba, June 18, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.